UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Determination of Certain Terms of the Issue of

Stock Compensation Type Stock Options (Stock Acquisition Rights)

Tokyo, July 16, 2010 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that, with respect to the Stock Acquisition Rights (the name of which shall be the Fourth Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.) to be allotted to the Directors, Corporate Auditors and Executive Officers of MUFG, and of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU), Mitsubishi UFJ Trust and Banking Corporation (MUTB), Mitsubishi UFJ Securities Holdings Co., Ltd. (MUSHD) and Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (MUMSS), subsidiaries of MUFG, as resolved at the meeting of the Board of Directors held on June 29, 2010, the matters remaining undetermined have been determined as follows.

1.	Aggregate Number of Stock Acquisition Rights: 79,118

2.	Amount to be paid upon Allotment of the Stock Acquisition Rights:

The amount to be paid per Stock Acquisition Right upon its allocation: 36,600 yen (366 yen per share)

The rights, held by the person who receives the allocation, to claim for remuneration shall be offset by the obligation to pay the amount to be paid upon allocation of the Stock Acquisition Rights.

3.	Persons to be Allocated the Stock Acquisition Rights and the Number of such Persons, and Number of the Stock Acquisition Rights to be Allocated:

Persons to be allocated the Stock Acquisition Rights	Number of persons	Number of the Stock Acquisition Rights to be allocated
Directors, Executive Officers and Corporate Auditors of MUFG	65	8,538
Directors, Executive Officers and Corporate Auditors of BTMU	77	40,396
Directors, Executive Officers and Corporate Auditors of MUTB	48	18,314
Directors, Executive Officers and Corporate Auditors of MUSHD	19	2,361
Directors, Executive Officers and Corporate Auditors of MUMSS	47	9,509

Total	256	79,118

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel.: 81-3-3240-7651